This is the form of a material change report required under section 85(1) of the Securities Act (British Columbia) and under section 75(2) of the Securities Act (Ontario).

BC  FORM  53-901F
(Previously  Form  27)

SECURITIES  ACT

MATERIAL  CHANGE  REPORT  UNDER  SECTION  85(1)  OF  THE  SECURITIES  ACT  (BRITISH  COLUMBIA)  AND  UNDER  SECTION  75(2)  OF  THE  SECURITIES  ACT  (ONTARIO)

1.

Reporting Issuer

Nevsun Resources Ltd. (the "Company")
Suite 800 - 1075 West Georgia Street
Vancouver, BC  V6E 3C9

2.

Date of Material Change

July 7, 2003

3.

Press Release

The press release was issued on July 7, 2003 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

4.

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX) is pleased to report that assay results from the recently completed diamond drill program continue to extend the strike length of the Company’s 90% owned Bisha Project, Eritrea. Assay results from an additional 16 holes, B-25 to B-39, have added another 550 metres to the strike length of the initial discovery section. Drill holes B-1 to B-39 now extend over a strike length of 850 metres from holes assayed and released to date. Assay results from holes B-40 to B-53 are pending.

These results confirm the interpretation of the EM and gravity surveys conducted over the Bisha discovery and the anomaly to the south. Drill results confirm that it is two anomalous zones within one continuous structure that widens to the north and south and narrows in the middle in the vicinity of hole B-37. Hole B-38 confirms the significant widening of the zone again to the south where a large gravity anomaly was explained by significant sulphides intersected in hole B-39.

5.

Full Description of Material Change

See attached news release.

6.

Reliance on Section 85(2) of the Act

This report is not being filed on a confidential basis.

7.

Omitted Information

No information has been intentionally omitted from this form.

8.

Senior Officers

Dr. John A. Clarke
Telephone:  (604) 623-4700
Maureen D. Carse
Telephone: (604) 623-4700
Cliff T. Davis
Telephone: (604) 623-4700

9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., on July 8, 2003

NEVSUN RESOURCES LTD.

Per:"Maureen Carse"

Maureen D. Carse

Corporate Secretary

FURTHER HIGH-GRADE GOLD AND COPPER INTERCEPTS EXTEND STRIKE LENGTH AT BISHA PROJECT, BY 550 METRES ERITREA

July 7, 2003

Nevsun Resources Ltd. (NSU-TSX) is pleased to report that assay results from the recently completed diamond drill program continue to extend the strike length of the Company’s 90% owned Bisha Project, Eritrea. Assay results from an additional 16 holes, B-25 to B-39, have added another 550 metres to the strike length of the initial discovery section. Drill holes B-1 to B-39 now extend over a strike length of 850 metres from holes assayed and released to date. Assay results from holes B-40 to B-53 are pending.

These results confirm the interpretation of the EM and gravity surveys conducted over the Bisha discovery and the anomaly to the south. Drill results confirm that it is two anomalous zones within one continuous structure that widens to the north and south and narrows in the middle in the vicinity of hole B-37. Hole B-38  confirms the significant widening of the zone again to the south where a large gravity anomaly was explained by significant sulphides intersected in hole B-39.

 HIGHLIGHTS:

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High-grades extend strike length, including  48 metres grading 7.99 g/t Au in B-27, 8.6 metres grading 15.48% Cu in B-28, 24 metres grading 8.52 g/t Au and 19 metres grading 6.81% Cu in B-38 and 25.5 metres grading 4.59% Cu in B-39.

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Step out hole B-39, 300 metres to the south of main mineralized zone encounters 122.35 metres of massive sulphides, confirming mineralization over a strike length of 850 metres.

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Drill tested 900 metres of continuous strike length with assays pending both to the north and south of the current zone.

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All high-grade gold and supergene copper assays received to date are within 80 metres vertical depth from surface.

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Management believes that the main sulphide horizon extends at least 1200 metres as defined by the EM and gravity data.

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Recently completed airborne geophysical  survey shows parallel anomalies that can be traced for many kilometres to the southwest.

The results reflected in the table below are as anticipated based on the interpretation of the EM and gravity surveys. Holes B-25 and B-26  indicate the zone is still open to the north. Holes B-28 to B-37 confirmed the geophysical signature that indicated the mineralized zone was narrowing to the south of the initial discovery and that the basin shallowed significantly in the vicinity of holes B-33 to B-37. The oxide gold and supergene copper zones are diminishing in thickness over a strike length of approximately 150 metres (from line 1715900 south to line 1715750)  with this trend reversing itself in hole B-38 (24 metres grading 8.52 g/t Au and  19 metres grading 6.81% Cu) which reflects the northern end of the southern gravity anomaly.

The main target of the current drilling program is a synclinal structure that hosts a significant sulphide body capped by a gold enriched oxide iron horizon followed by a supergene copper horizon. The oxide gold horizon appears to be up to 35 metres thick while the underlying supergene copper  horizon is 30-35 metres thick. All of the above is underlain by primary massive sulphides. Within some of the massive sulphide intersections the zinc and copper values are of potential economic interest adding another monetary aspect to the Bisha Project. This can be seen in hole B-39 which returned a significant increase in base metals content within the primary massive sulphide. B-39 was a vertical drill hole that targeted the interpreted heart of the southern gravity anomaly 300 metres to the south of the northern anomaly. The massive sulphide intersect over 122.35 metres confirmed the gravity anomaly. Assay results confirm the visual sighting of zinc mineralization with 94.25 metres averaging 0.94%Cu and 3.70%Zn, with short sections assaying up to 30% Zn.

Stringer/disseminated sulphide zones are interpreted to underlie the massive sulphide horizons. These often displayed significant copper values in the range of 0.3 to 1.0% Cu that could potentially be mined by open pit mining methods.

Hole #	From	To	Length (m)	Au g/t	Ag g/t	Cu%	Pb%	Zn%	Zone
B-25	51.0	56.5	5.5	7.83	229.7	0.001	0.015	0.002	Stringer
and	65.5	77.5	12.0	0.15	4.25	0.535	0.001	0.003	Massive sulphide
B-26	115.78	149.5	33.72	2.12	6.82	0.53	0.03	1.11	Massive sulphide
B-27	3.0	51.0	48.0	7.99	19.76	0.14	0.05	0.08	Oxide
B-28	52.5	61.1	8.6	1.77	82.44	15.48	0.47	0.02	Supergene
B-29	12.5	22.5	10.0	3.18	3.10	0.03	0.05	0.08	Oxide
and	117.31	150.53	33.22	0.55	10.51	0.31	0.01	0.55	Massive sulphide
B-30	65.5	103.0	37.5	0.32	8.52	1.35	0.00	0.00	Supergene
and	103.0	129.0	26.0	0.65	14.89	0.79	0.04	0.56	Massive sulphide
and	129.0	138.45	9.45	0.53	5.14	0.09	0.01	0.20	Massive sulphide
B-31	132.65	137.0	4.35	0.73	28.05	0.58	0.18	5.00	Massive sulphide
B-32	108.1	112.5	4.4	0.92	60.6	0.86	0.20	5.26	Massive sulphide
B-33	30.85	45.53	14.68	3.53	47.42	0.06	0.78	0.16	Oxide
B-34	54.8	64.0	9.2	2.61	326.91	2.59	2.28	0.03	Supergene
B-35	7.0	34.0	27.0	0.00	0.69	0.13	0.00	0.60	Stringer
B-36	51.9	84.5	33.6	0.03	0.95	0.47	0.00	0.04	Stringer
and	93.6	98.75	5.15	0.71	32.52	0.51	0.14	0.11	Supergene
B-37	34.0	40.3	6.3	1.4	29.13	0.07	0.47	0.10	Oxide
B-38	25.0	49.0	24.0	8.52	125.5	0.13	1.09	0.36	Oxide
and	59.0	78.0	19.0	0.59	24.62	6.81	0.04	0.05	Supergene
B-39	29.0	38.0	9.0	1.64	59.73	0.03	0.75	0.05	Stringer oxide
and	38.0	63.5	25.5	0.88	48.18	4.59	0.28	0.15	Supergene
and	63.5	157.75	94.25	0.38	27.71	0.94	0.02	3.70	Massive sulphide
incl	88.0	128.0	40.0	0.49	24.68	0.73	0.03	6.47	Massive sulphide
and	157.75	166.50	8.75	1.02	28.69	1.71	0.00	0.17	Stringer

Airborne geophysical results have recently been obtained. These confirm the ground EM responses in the vicinity of the Main Bisha zone. However, they also reveal a parallel anomaly a few hundred metres to the west of the Main

Bisha zone that has yet to be drill tested.  These EM anomalies can be traced for many kilometres to the southwest of the Main Bisha zone. Past stream sediment work indicated anomalous copper, lead and zinc values in a stream located 1.5 kilometres SW of the Main Bisha zone where EM data indicates significant anomalies. The NW Zone, located 1.5 kilometres to the northwest of the Main Bisha zone also displays a significant airborne EM and gravity response. This strong EM response can be traced over a strike length of at least 3.0 kilometres to the south representing a quality exploration target for further follow up exploration work. (see attached map)

Robin Chisholm, P. Geol. (Alberta), independent Consultant Geologist, of Taiga Consultants Limited, a qualified person under National Instrument 43-101, supervised and directed all work associated with the drilling program.

Nevsun implemented a QA/QC program, consisting of certified standards, for the drill program. The analytical methods used for gold and silver are fire assay with atomic absorption or gravimetric finish. Induced Coupled Plasma (ICP) is used for silver trace level values. The analytical methods used for the base metals are aqua-regia digestion and atomic absorption finish or ICP for trace level values. Sample preparation and analysis were conducted at ALS Chemex of Vancouver, Canada.

Nevsun Resources continues to advance the development and exploration of its Tabakoto/Segala gold projects covering 83 square kilometres in the Kenieba district of western Mali. The combined projects represent one of West Africa’s largest undeveloped gold camps. The Company is negotiating debt financing for these projects and, subject to financing, plans to be in production in late 2004. Management believes that the new high-grade discovery at the Bisha property in Eritrea complements Nevsun’s advanced Tabakoto and Segala Projects in Mali, West Africa as they provide for regional project and corporate growth.

 Forward Looking Statements:The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com Website: www.nevsun.com